EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 19, 2014
Item 3	News Release The news release dated June 19, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced the results of an updated National Instrument 43-101-compliant Feasibility Study completed by Tetra Tech for the Brucejack Project in northern British Columbia.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm announced the results of an updated National Instrument 43-101-compliant Feasibility Study completed by Tetra Tech for the Brucejack Project (“Brucejack” or the “Project”) in northern British Columbia. The report, which includes updated metals prices, currency exchange rate, and costs, confirms the positive economics for a high-grade gold underground mine at Brucejack.

Feasibility Study Highlights

•	Increase in Valley of the Kings Mineral Reserve gold grade:

o	Valley of the Kings Proven and Probable Mineral Reserves of 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne)

o	West Zone Proven and Probable Mineral Reserves of 0.6 million ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne);

•	Gold and silver recoveries of 96.7% and 90.0% over mine life;

•	Mine life of 18 years producing an estimated 7.27 million ounces of gold;

•	Average annual production of 504,000 ounces of gold over the first 8 years and 404,000 ounces of gold over mine life;

•	Estimated project capital cost, including contingencies, of US$746.9 million;

•	Average operating costs of C$163.05/tonne milled over mine life;

•
Base case economics: At US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 US$/C$, Brucejack has a pre-tax net present value (“NPV”) at a 5% discount of US$2.25 billion (US$1.45 billion post-tax), a pre-tax internal rate of return (“IRR”) of 34.7%, and a pre-tax payback period of 2.7 years;

•
Alternative high case economics: At US$1,400/ounce gold, US$21/ounce silver and exchange rate of 0.92 US$/C$, Brucejack has a pre-tax NPV at a 5% discount of US$3.54 billion (US$2.28 billion post-tax), a pre-tax IRR of 47%, and a pre-tax payback period of 2 years.

Table 1: Summary of Brucejack Economic Results by Metal Price
	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$15.00	$17.00	$21.00
Net Cash Flow (US$)	$2.02 billion (pre-tax) $1.34 billion (post-tax)	$4.16 billion (pre-tax) $2.72 billion (post-tax)	$6.35 billion (pre-tax) $4.13 billion (post-tax)
Net Present Value(1) (5.0% discount) (US$)	$985 million (pre-tax) $620 million (post-tax)	$2.25 billion (pre-tax) $1.45 billion (post-tax)	$3.54 billion (pre-tax) $2.28 billion (post-tax)
Internal Rate of Return	20.3% (pre-tax) 16.5% (post-tax)	34.7% (pre-tax) 28.5% (post-tax)	47%(pre-tax) 38.7% (post-tax)
Payback(from start of production period)	4.4 years (pre-tax) 4.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)	2.0 years (pre-tax) 2.1 years (post-tax)
Exchange Rate (US$:C$)	0.92	0.92	0.92
 (1)NPV is discounted to July 2014.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the December 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated December 19, 2013).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(2)(3) – June 2014
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6
(2)Rounding of some figures may lead to minor discrepancies in totals
(3)Based on C$180/t cutoff grade, US$1,100/oz Au price, US$17/oz Ag price, C$/US$ exchange rate = 0.92

Table 3: West Zone Mineral Reserve Estimate(4) – June 2014
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0
(4)See notes (2) and (3) to Table 2 above..

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using the long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 18-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 16.5 million tonnes of ore for the 18 years at an average mill feed grade of 14.1 grams gold per tonne.

Mineral processing will involve conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are projected to be 96.9% for gold and 84.7% for silver, and for the West Zone 95.1% for gold and 91.0% for silver.  A total of 7.27 million ounces of gold and 27.63 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.

The Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(5)
Year	Tonnage (t)	Gold grade (g/t)	Silver grade (g/t)	Gold Production (‘000 ounces)	Silver Production (‘000 ounces)
1	839,000(6)	15.4	11.7	403	268
2	995,000	15.2	11.7	470	318
3	995,000	16.7	12.8	519	349
4	984,000	15.9	9.9	488	263
5	988,000	16.9	11.0	521	296
6	999,000	17.5	10.6	545	287
7	986,000	17.8	11.8	547	319
8	996,000	17.5	11.7	542	319
9	994,000	14.9	10.2	461	276
10	987,000	15.5	11.2	476	302
Years 11-18	6,788,000	11.0	124.5	2,303	24,630
Life of Mine (Years 1-18)	16,550,000	14.1	57.7	7,274	27,626
(5)Rounding of some figures may lead to minor discrepancies in totals.
(6)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$746.9 million, including a contingency of US$69.0 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	179.5
Mine site(7)	210.8
Offsite Infrastructure	89.1
Total Direct Costs	479.4
Indirect Costs	127.5
Owner’s Costs	71.0
Contingency	69.0
Total Capital Cost	746.9
(7)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$163.05 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	91.34(8)
Processing	19.69
General & Administrative	30.87
Surface Services and Others	21.15
Total Operating Cost	163.05
(8)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$91.78/t.

All-in sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(9)	2,814.5
Reclamation Cost Accretion	27.5
Sustaining Capital Expenditure	320.6
All-in Sustaining Cash Costs	3,162.6
Gold Sales	7,067
All-in Sustaining Cash Costs per Ounce	US$448/ounce
(9)Net of silver credits at Base Case silver price of $US17/ounce.

2014 Feasibility Study Compared to 2013 Feasibility Study

The operating parameters contemplated for a high-grade gold underground mine at Brucejack have remained fundamentally unchanged from the June 2013 feasibility study, with updates primarily reflecting more current metals prices and Canadian dollar exchange rate, and the updated December 2013 Mineral Resource estimate for the Valley of the Kings.  Additionally, the experience from mining and processing the 10,000-tonne bulk sample from the Valley of the Kings and operating the site year-round for three years has informed the study both on a technical and economic basis.  A comparison of the 2014 feasibility study and 2013 feasibility study is summarized below.

•	Increase in overall reserve gold grade and the addition of the Proven Reserves category for the Valley of the Kings;

•	Slightly higher metal recoveries;

•	Mine life decreases from 22 years to 18 years due to higher grade, lower tonnage;

•	Through-put of 2,700 tonnes per day unchanged;

•	Updated metals prices and exchange rate:

o	2014 study uses US$1,100 gold/US$17 silver and 0.92US$:1C$

o	2013 study used US$1,350 gold/US$20 silver and 1US$:1C$

•	Estimated capital cost has increased by 12.6% in US dollar terms, reflecting a depreciation in the Canadian dollar;

•	Estimated capital cost increase primarily related to power, camp size, temporary facilities, water and sewerage treatment, waste disposal, and owner’s costs;

•	Unit operating cost has increased nominally.

“Brucejack will be a high-grade, low-cost producer with average annual production of over 500,000 ounces of gold in the first 8 years,” said President and CEO Robert Quartermain.   “Even in an uncertain gold price environment, Brucejack can deliver high margins, and from a safe jurisdiction.”

Permitting, Project Timeline, Financing

Pretivm expects to file its Environmental Assessment Certificate application with the British Columbia Environmental Assessment Office (“BCEAO”) by the end of June.  Once filed, the application will be evaluated for completeness over a 30-day period by BCEAO with the involvement of a working group including representatives of First Nations and local governments and other government agencies.  Once the application has been accepted, the BCEAO has a maximum of 180 days to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.

In coordination with the British Columbia provincial permitting process, the Canadian Environmental Assessment Agency will review the Environmental Impact Statement (“EIS”), which Pretivm expects to submit this July.  Provincial and federal approval of the EAC application and EIS, respectively, allow for the issuance of the statutory permits and authorizations to begin construction of a mine at Brucejack.

In consideration of the current permitting status of the Project and the updated construction timeline contemplated in the feasibility study, Pretivm now anticipates commercial production at Brucejack to commence in 2017.

Pretivm will begin the process of evaluating financing options in the fall.

The Technical Report for the Brucejack Project Feasibility Study is expected to be filed on SEDAR within 45 days and will also be available at www.pretivm.com.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

Independent Qualified Persons

The following Qualified Persons as defined by National Instrument 43-101 are independent of Pretivm and responsible for the Technical Report and Feasibility Study of the Brucejack Project:

Qualified Person	Scope of Responsibility
David Ireland, C.Eng., P.Eng. Tetra Tech	Site Infrastructure and Project Execution
Lynn Olssen, MAusIMM (CP) Snowden Mining Industry Consultants	Geology and Mineral Resources
Colm Keogh, P.Eng. AMC Mining Consultants (Canada) Ltd.	Mineral Reserves and Mining Methods
John Huang, Ph.D, P.Eng. Tetra Tech	Metallurgy and Recovery Methods
Ali Farah, P.Eng. Tetra Tech	Fuel supply and distribution
Brian Gould, P.Eng. Alpine Solutions Avalanche Services	Avalanche Hazard Assessment
Mike Wise, P.Eng. Valard	Transmission Line
Pierre Pelletier, P.Eng. Rescan	Aspects of environmental, social, community studies, and permitting
Wayne Stoyko, P.Eng. Tetra Tech	Capital Cost Estimate
Sabry Abdel Hafez, Ph.D, P.Eng. Tetra Tech	Financial Analysis
Cathy Schmid, P.Eng. BGC Engineering Inc.	Underground Mine Geotechnical
Sharon Blackmore BGC Engineering Inc.	Geochemistry
Hamish Weatherly, P.Geo. BGC Engineering Inc.	Water Management
Trevor Crozier, M.Eng., P.Eng. BGC Engineering Inc.	Water Quality
George Zazzi, P.Eng. AMC Mining Consultants (Canada) Ltd.	Underground Infrastructure
Tony Grice, MAusIMM, DipCSM, MScEng AMC Mining Consultants (Canada) Ltd.	Paste Backfill Distribution
Brent McAfee, P.Eng. BGC Engineering Inc.	Site Geotechnical
Mike Chin, P.Eng. Tetra Tech	Earthworks, roads, and drainage at the mine site and at Knipple Transfer Station

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 20th day of June, 2014.